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VIA EDGAR

August 13, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2008 filed February 27, 2009 (the “2008 Form 20-F”) Form 6-K filed May 7, 2009 File No. 000-16174

Dear Mr. Rosenberg:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below is Teva’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in your letter dated July 29, 2009 to Eyal Desheh, Teva’s Chief Financial Officer. For your convenience, we have set forth below the Staff’s comments in italics, followed by Teva’s responses thereto. As noted below, we propose to make any enhancements to our disclosure in our next Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2009 (the “2009 Form 20-F”) or in our report on Form 6-K with respect to the quarter ending September 30, 2009 that we expect to file in November 2009 (the “3Q 2009 Form 6-K”).

Form 20-F for the Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

Note 1 - Significant Accounting Policies:

1. Revenue Recognition, page F-12

1.	Please revise to describe under what certain conditions, as referred to on page 64, and time period over which you accept customer returns and to disclose the following:
•	whether you refund the sales price either in cash or credit, or whether you exchange the product from your inventory;

NEW YORK WASHINGTON PARIS LONDON MILAN ROME FRANKFURT BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Mr. Jim B. Rosenberg

Securities and Exchange Commission

August 13, 2009

•	the circumstances under which product returned is destroyed or placed back in inventory; and
•

for those returns that you exchange the product from your inventory, how you account for your estimate of these returns at the time of sale of the product and how you account for returns at the date they are actually returned to you. Provide us an analysis supporting your accounting treatment with reference to the authoritative literature you rely upon to support your accounting. It also may be helpful to provide us an example showing the journal entries made.

Reserves for sales returns to U.S. customers amounted to $376 million as of December 31, 2008 and represented approximately 95% of our total reserves for sales returns. As disclosed in the table on page 65 of our 2008 Form 20-F, credits and payments for sales returns in the U.S. amounted to $107 million and $104 million for the years ended December 31, 2008 and 2007, respectively.

In the U.S., returns occur for two primary reasons: (1) expiration of the products or (2) misshipments/misorders by customers, which we refer to as “return to stock”. Returns for expiration represent approximately 95% of total returns by dollar value. Products returned for expiration may be returned within one year following the expiration date stated on the package. These returns are destroyed, and credits and/or refunds are issued to the customers for the value of the returns. Returns to stock (which include “exchanges of stock” due to misshipments or misorders) represent approximately 5% of total returns by dollar value. Our reserve for estimated sales returns relates to both types of returns. As these “exchanges of stock” are not material, we have not provided additional disclosure.

To clarify the “certain conditions” we accept for customer returns, we propose modifying our disclosure regarding returns within the “Critical Accounting Policies” under “Operating and Financial Review and Prospects” commencing with our 2009 Form 20-F to add the following (replacing the existing “Under certain conditions” sentence):

Returns primarily relate to customer returns for expired products which the customer has the right to return up to one year following the expiration date. Such returned products are destroyed, and credits and/or refunds are issued to the customer for the value of the returns.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

August 13, 2009

Note 2 - Certain Transactions:

a. Acquisitions: 1) Acquisition of Barr Pharmaceuticals, Inc., page F-15

2.

Please provide us your analysis of the applicability of EITF 04-01 to the preexisting relationship between the company and Barr Pharmaceuticals, Inc. Revise your disclosures to provide all of the disclosures required by paragraph 8 of the EITF.

In connection with the Barr acquisition, we identified two pre-existing relationships between Teva and Barr: a royalty arrangement related to fexofenadine and sales of API products. Under the fexofenadine agreement with Teva, Barr recognized royalties of approximately $25 million in 2008. This contract expired in 2010 (independent of the acquisition), and therefore the value ascribed to it was insignificant ($6 million). In addition, Teva sold approximately $30 million of API products to Barr in 2008. In addition to being inconsequential, these sales were made on market terms on a purchase order basis and were not subject to any binding agreements. Accordingly, no disclosure of these relationships was provided under EITF 04-01.

Note 13 - Shareholder’s Equity:

c. Stock-based compensation plans, page F-40

3.

You disclose in Note 1a that the functional currency of your Israeli and U.S. operations is the U.S. dollar and that the functional currencies of most of your remaining subsidiaries and associated companies is their respective local currency. On page 86, you indicate that your ordinary shares trade on the Tel Aviv Stock Exchange and that your American Depositary Shares trade on the NASDAQ Global Select Market, the SEAQ International in London and on the exchanges in Frankfurt and Berlin. It is also apparent from your disclosure on page 82 that you have employees in Israel, Asia, Europe and the Americas and from your Segment note 17, that a significant amount of your revenues are generated outside Israel or the U.S. Please explain to us whether you grant share-based awards to employees outside Israel or the U.S. If so, please explain to us whether the exercise prices are denominated in currencies other than the U.S. dollar and whether you account for these awards as liabilities under paragraph 33 of SFAS 123R. Otherwise, please explain to us how you account for these awards and reference the authoritative literature you rely upon to support your accounting.

Teva does grant share-based awards to its employees outside of Israel and the U.S. The exercise prices of these grants are denominated in U.S. dollars. The grants are accounted for as equity-based awards in accordance with SFAS 123R.

Form 6-K filed May 7, 2009

Consolidated Statements of Cash Flow (March 31, 2009), page 5

4.	You begin your cash flow statements with “net income attributable to Teva.” Please revise your cash flow statements to begin with “net income” as required by paragraph 28 of SFAS 95.

As requested, Teva will change the cash flow statements to begin with “net income” as required by paragraph 28 of SFAS 95, commencing with its 3Q 2009 Form 6-K.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

August 13, 2009

Operating and Financial Review and Prospects (March 31, 2009)

Tax Rate, page 25

5.

You disclose that your 5% effective tax rate for the first quarter of 2009 was low due to the tax effect of the inventory step-up expenses and other acquisition-related charges recorded in the quarter. Please disclose the dollar amount, separately for each of these two categories, by which each reduced your provision for income taxes and explain why these are apparently deductible in the quarter ended March 31, 2009 for tax purposes but not for financial statement purposes. Disclose, for each of these categories, when they will be deductible for financial statement purposes. Also, tell us your financial statement income tax accounting (current and deferred) for these items, including your accounting for the income tax effects in your purchase price allocation, and how your accounting treatment complies with SFAS 109.

Teva’s consolidated annualized effective tax rate, in accordance with APB 28, is determined by the weighted average pre-tax income in each of the jurisdictions where it has operations. A year with a lower portion of pre-tax income coming from high tax rate jurisdictions (such as the U.S.) will result in a lower effective tax rate.

At December 31, 2008, in connection with the Barr acquisition and in accordance with SFAS 141, Teva established deferred taxes on relevant items that were valued as part of the purchase price allocation. These items include, among other things, inventory step-up and identified intangible assets (mainly product rights). In subsequent periods, as these items are recorded in earnings, the deferred taxes established are utilized in accordance with SFAS 109.

In 2009, mainly as a result of the acquisition-related charges, our pre-tax income from the U.S. (a high tax rate jurisdiction, as noted above) is expected to be lower as compared to 2008, resulting in a lower effective tax rate for the Company as a whole for this year. To clarify that our lower tax rate is the result of lower net income in the U.S. due to these charges (i.e., not due to the tax effect of the charges), we will include disclosure in our 3Q 2009 Form 6-K along the following lines (assuming no other items impact the tax rate):

The provision for taxes for the third quarter of 2009 amounted to $___ million, or __% of pre-tax income of $____ million. The provision for taxes in the comparable quarter of 2008 was $___ million, or ___% of pre-tax income. The lower tax rate in 2009 is the result of lower pre-tax income in high-tax jurisdictions (mainly the U.S. as a result of charges related to the Barr acquisition).

* * * * * *

Mr. Jim B. Rosenberg

Securities and Exchange Commission

August 13, 2009

In submitting this response to the Staff’s comments, on behalf of Teva, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592 or Peter Jakes of this office at (212) 728-8230..

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Mark Brunhofer (SEC)

Ibolya Ignat (SEC)

Eyal Desheh (Teva)

Shimrit Shem-Tov (Teva)

Uzi Karniel (Teva)

Richard S. Egosi (Teva)

Peter H. Jakes (Willkie)